Filed Pursuant to Rule 433

Registration No. 333-276219

Pricing Term Sheet – 5.334% Subordinated Callable Fixed-to-Fixed Rate Notes due 2041

Issuer:	Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

Securities Offered:	U.S.$1,250,000,000 aggregate principal amount of 5.334% subordinated callable fixed-to-fixed rate notes due 2041 (the “Notes”)

Offer and Sale:	SEC registered

Expected Security Ratings*:	A2 (Moody’s) / BBB+ (S&P)

Denomination:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

Offering Price:	100.000%

Pricing Date:	February 24, 2026

Settlement Date:	March 3, 2026

Maturity Date:	March 3, 2041

Ranking of the Notes:	The Notes will constitute direct and unsecured obligations of SMFG and shall at all times rank pari passu and without any preference among themselves and at least equally and ratably with all indebtedness of SMFG which is subordinated to senior indebtedness and is in priority to all of the perpetual subordinated indebtedness of SMFG, including indebtedness in respect of preference or other shares or any other indebtedness which ranks, or is expressed to rank, pari passu with, or junior to, indebtedness in respect of perpetual subordinated indebtedness. Upon the occurrence and continuation of a Subordination Event (as defined below), the obligations of SMFG pursuant to the Notes shall be subordinated in right of payment to all senior indebtedness and, as long as such Subordination Event continues, no payment will be made under the Notes, except as otherwise set forth in the subordinated indenture dated as of September 17, 2019 (the “Base Indenture”) between SMFG and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the first supplemental indenture, dated as of July 8, 2025 and as further supplemented by the second supplemental indenture to be dated as of March 3, 2026 between SMFG and the Trustee (collectively, the “Indenture”).

Interest Basis:

From (and including) the Settlement Date to (but excluding) the Reset Date (as defined below) (the “Initial Fixed Rate Period”), the Notes will bear interest at the fixed rate of 5.334% per annum.

From (and including) the Reset Date to (but excluding) the Maturity Date (the “Reset Fixed Rate Period”), the Notes will bear interest at a fixed per annum rate equal to the U.S. Treasury Rate (as defined below) as determined by the Calculation Agent (as defined below) on the Reset Determination Date (as defined below), plus a margin of 1.3% per annum.

Reset Date:	March 3, 2036

Reset Determination Date:	The second Business Day (as defined in the Preliminary Prospectus Supplement (as defined below)) immediately preceding the Reset Date.

Determination of the Reset Fixed Rate and the U.S. Treasury Rate:

The Reset Fixed Rate and the U.S. Treasury Rate in respect of the Reset Fixed Rate Period shall be determined by The Bank of New York Mellon as calculation agent (in such capacity together with any successor, the “Calculation Agent”) as soon as practicable after 5:00 p.m. (New York City time) on the Reset Determination Date.

“U.S. Treasury Rate” means, with respect to the Reset Fixed Rate Period, the rate per annum equal to: (1) the yield on U.S. Treasury securities having a maturity of five years for the most recent day appearing in the most recently published statistical release designated “H.15,” or any successor publication, as of 5:00 p.m. (New York City time) on the Reset Determination Date, published by the Board of Governors of the Federal Reserve System establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury constant maturities,” for the maturity of five years; or (2) if such release (or any successor release) is not published during any of the five New York Banking Days (as defined below) immediately prior to the Reset Determination Date or does not contain such yield, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for the Reset Determination Date.

“Comparable Treasury Issue” means, with respect to the Reset Fixed Rate Period, the U.S. Treasury security that is selected by SMFG (and notified to the Calculation Agent) with a maturity date on or about (but not more than 30 calendar days before or after) the Maturity Date and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in U.S. dollars and having a maturity of five years; provided, however, that the selection of the Comparable Treasury Issue shall be at the sole discretion and judgment of SMFG, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, the Trustee, the paying agent and the holders of the Notes.

“Comparable Treasury Price” means, with respect to the Reset Determination Date, (i) the arithmetic average, as determined by the Calculation Agent, of the Reference Treasury Dealer Quotations (as defined below) for the Comparable Treasury Issue as of the Reset Determination Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if fewer than five such Reference Treasury Dealer Quotations are received, the arithmetic average, as determined by the Calculation Agent, of all such quotations, or (iii) if fewer than two such Reference Treasury Dealer Quotations are received, then the Reference Treasury Dealer Quotation as quoted by a Reference Treasury Dealer (as defined below).

“New York Banking Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday in The City of New York nor a day on which commercial banking institutions are authorized or required by law, regulation or executive order to close in The City of New York.

“Reference Treasury Dealer” means each of up to five banks selected by SMFG (and notified to the Calculation Agent), or the affiliates of such banks, which are (i) primary U.S. Treasury securities dealers, and their respective successors, or (ii) market makers in pricing corporate bond issues denominated in U.S. dollars; provided, however, that the selection of the Reference Treasury Dealers shall be at the sole discretion and judgment of SMFG, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, the Trustee, the paying agent and the respective holders of the Notes.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and the Reset Determination Date, the arithmetic average, as determined by the Calculation Agent, of the bid and asked prices quoted to SMFG (and notified to the Calculation Agent) by such Reference Treasury Dealer for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, approximately at 11:00 a.m. (New York City time), on the Reset Determination Date.

Interest Payment Dates:	Payable semiannually in arrears on March 3 and September 3 of each year beginning on September 3, 2026. Such semiannual interest will amount to U.S.$26.67 per U.S.$1,000 in nominal amount of the Notes for each interest payment date falling within the Initial Fixed Rate Period.

Spread to Benchmark:	T+130 bps

Benchmark Treasury:	4.125% due February 2036

Price and Yield:	100-24 and 4.033%

Day Count Basis:	30/360, unadjusted

Business Day:	New York, London and Tokyo

Subordination Events:

A “Subordination Event” means any one of the following events:

(i) A court of competent jurisdiction in Japan shall have adjudicated SMFG to be bankrupt pursuant to the provisions of the Bankruptcy Act of Japan, as amended or replaced from time to time;

(ii) A court of competent jurisdiction in Japan shall have commenced reorganization proceedings with respect to SMFG pursuant to the provisions of the Corporate Reorganization Act of Japan, as amended or replaced from time to time;

(iii) A court of competent jurisdiction in Japan shall have commenced civil rehabilitation proceedings with respect to SMFG pursuant to the provisions of the Civil Rehabilitation Act of Japan, as amended or replaced from time to time; or

(iv) SMFG shall have become subject to bankruptcy, corporate reorganization, civil rehabilitation or other equivalent proceedings pursuant to any applicable law of any jurisdiction other than Japan, which proceedings have an equivalent effect to those set out in (i), (ii) or (iii) above.

Non-Viability Event:	A “Non-Viability Event” will be deemed to have occurred when the Prime Minister of Japan, following deliberation by Japan’s Financial Crisis Response Council pursuant to the Deposit Insurance Act of Japan, confirms (nintei) that “specified Item 2 measures (tokutei dai nigo sochi),” which are the measures set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act of Japan (including any successor articles thereto), as then in effect, need to be applied to SMFG under circumstances where SMFG’s liabilities exceed or are likely to exceed its assets, or SMFG has suspended or is likely to suspend payment of SMFG’s obligations.

Write-Down:

If a Non-Viability Event occurs, the Notes will be subject to a Write-Down (as defined below) on the Write-Down Date (as defined below), automatically and without any additional action by SMFG, the Trustee or the holders of the Notes.

The following will occur on the Write-Down Date:

(i) the full principal amount of the Notes, except for principal that has become due and payable prior to the occurrence of the Non-Viability Event, will be permanently written down to zero and the Notes will be cancelled; and

(ii) the holders of the Notes will be deemed to have irrevocably waived their right to claim or receive, and will not have any rights against SMFG or the Trustee with respect to, payment of principal of or interest on the Notes (including additional amounts with respect thereto, if any), except for any payments of principal or interest (including additional amounts with respect thereto, if any) that have become due and payable prior to the occurrence of the Non-Viability Event (a “Write-Down”).

SMFG’s obligations with respect to, and any claims for, the payment of principal of or interest on the Notes (including additional amounts with respect thereto, if any), except for payments of principal or interest (including additional amounts with respect thereto, if any) that have become due and payable prior to the occurrence of the Non-Viability Event, will be suspended from the occurrence of the Non-Viability Event until the Write-Down Date.

“Write-Down Date” means the date on which the Write-Down will become effective, as specified in the relevant write-down notice. The Write-Down Date shall be determined by SMFG in consultation with the Financial Services Agency of Japan (the “FSA”) and any other supervisory authorities and shall be no less than one and no more than ten business days following the date of the write-down notice.

Optional Redemption:	The Notes may be redeemed at the option and in the sole discretion of SMFG, in whole, but not in part, subject to prior confirmation of the FSA (if such confirmation is required under applicable the Applicable Banking Regulations (as defined in the Preliminary Prospectus Supplement)), on the Reset Date, upon giving not less than ten (10) Business Days nor more than sixty (60) days’ notice of redemption (which notice shall be irrevocable and shall conform to all requirements with respect to such notice as set forth in the Indenture) to the holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes together with any accrued and unpaid interest (including additional amounts with respect thereto, if any), to (but excluding) the date fixed for redemption.

Optional Tax Redemption:	The Notes may be redeemed at SMFG’s option, in whole, but not in part, at any time, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Banking Regulations), on giving not less than ten (10) Business Days nor more than sixty (60) days’ notice of redemption to the holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes together with accrued and unpaid interest (including additional amounts with respect thereto, if any) to (but excluding) the date fixed for redemption if (i) SMFG is or will be obliged to pay additional amounts with respect to the Notes or, (ii) there is more than an insubstantial risk that, for Japanese corporate tax purposes, any portion of the interest payable on the Notes is not or will not be deductible from SMFG’s taxable income or is or will be required to be deducted from the amount to be excluded from SMFG’s taxable gross receipts, in each case of (i) and (ii) above, as a result of any change in, or amendment to, the laws or regulations of Japan or any political subdivision or any authority thereof or therein having power to tax, or any change in application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the original issuance date of the Notes and such obligation cannot be avoided by SMFG through the taking of reasonable measures available to SMFG; provided that, in the case of (i) above no such notice of redemption shall be given earlier than ninety (90) days prior to the earliest date on which SMFG would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Optional Regulatory Redemption:

The Notes may be redeemed at SMFG’s option, in whole, but not in part, at any time, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Banking Regulations), on giving not less than ten (10) Business Days nor more than sixty (60) days’ notice of redemption to the holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes together with accrued and unpaid interest (including additional amounts with respect thereto, if any) to (but excluding) the date fixed for redemption if, as a result of any change in, or amendment to, the Applicable Banking Regulations, which change or amendment becomes effective on or after the issuance date of the Notes, SMFG determines after consultation with the FSA that there is more than an insubstantial risk that the Notes will be fully excluded from SMFG’s Tier 2 Capital (as defined in the Preliminary Prospectus Supplement) under the applicable standards set forth in the Applicable Banking Regulations and such exclusion cannot be avoided by SMFG through the taking of reasonable measures available to SMFG.

Use of Proceeds:	SMFG intends to use the net proceeds of the offering to extend a subordinated loan, intended to qualify as Tier 2 Capital and internal TLAC, to Sumitomo Mitsui Banking Corporation (“SMBC”) and SMBC intends to use the proceeds of the loan for general corporate purposes.

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

Settlement:	DTC, Euroclear and Clearstream

CUSIP:	86562MEK2

ISIN:	US86562MEK27

Common Code:	329938018

Legal Entity Identifier:	35380028MYWPB6AUO129

Joint Lead Managers and Joint Bookrunners:	SMBC Nikko Securities America, Inc. Goldman Sachs & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc. Jefferies LLC

Co-Managers:**	J.P. Morgan Securities LLC Nomura Securities International, Inc. Barclays Capital Inc. Daiwa Capital Markets America Inc. HSBC Securities (USA) Inc. BNP PARIBAS UBS Securities LLC

Stabilization Manager:	SMBC Nikko Securities America, Inc.

Trustee, Paying Agent, Transfer Agent, Calculation Agent and Registrar:	The Bank of New York Mellon

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

The issuer has filed a registration statement (including a prospectus dated January 11, 2024 (the “Base Prospectus”)) and a preliminary prospectus supplement dated February 24, 2026 (the “Preliminary Prospectus Supplement,” and together with the Base Prospectus, the “Preliminary Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, Goldman Sachs & Co. LLC at 1-212-902-1171 (Prospectus Department), BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and Jefferies LLC at 1-877-877-0696 or by calling SMFG’s investor relations department at +81-3-3282-8111.

No PRIIPs KID or U.K. PRIIPs KID - No PRIIPs key information document (KID) or U.K. PRIIPs KID has been prepared as not available to retail in EEA or U.K., respectively. See “PROHIBITION OF SALES TO EEA RETAIL INVESTORS” and “PROHIBITION OF SALES TO U.K. RETAIL INVESTORS” in the Preliminary Prospectus.

This communication is intended for the sole use of the person to whom it is provided by us.

This notice does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of Notes in any jurisdiction where such offer or solicitation or advertisement would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.